SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May, 2004

ECI TELECOM LTD.

(Translation of Registrant’s Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F [X]              Form 40-F [   ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

     Yes [   ]                    No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached hereto and incorporated herein by reference are the following documents:

1.	Registrant’s Press Release dated May 6, 2004, entitled “ECI ANNOUNCES DISTRIBUTION RATIO FOR DISTRIBUTION OF 7.6 MILLION ORDINARY SHARES OF ECTEL,” attached as Exhibit 1 hereto.

2.	Registrant’s Information Statement dated May 6, 2004, attached as Exhibit 2 hereto.

3.	Form of Declaration of Status of Beneficial Owner for Israeli income tax purposes relating to registrant’s distribution of shares of ECtel Ltd., attached as Exhibit 3 hereto.

4.	Form of Global Declaration Certificate relating to registrant’s distribution of shares of ECtel Ltd., attached as Exhibit 4 hereto.

5.	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees relating to registrant’s distribution of shares of ECtel Ltd., attached as Exhibit 5 hereto.

6.	Form of Letter From Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients relating to registrant’s distribution of shares of ECtel Ltd., attached as Exhibit 6 hereto.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD.
(Registrant)

By:	/s/ Martin Ossad

Name:	Martin Ossad
Title:	Corporate Vice President and
General Counsel

Dated: May 10, 2004

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